ClearSign Technologies Corp.

8023 East 63rd Place, Suite 101

Tulsa, OK 74133

VIA EDGAR

November 7, 2024

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Kristin Lochhead

Li Xiao

Re: ClearSign Technologies Corp

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2023

Filed April 1, 2024, as amended on April 26, 2024

File No. 001-35521

Ladies and Gentlemen:

ClearSign Technologies Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 29, 2024, regarding the Amendment No. 1 to Form 10-K for the year ended December 31, 2023, submitted to the Commission on April 26, 2024. In response to the Staff’s comment, the Company is submitting via EDGAR this response letter. For your convenience, we have repeated below your comment in bold, and have followed it with our response.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2023

Explanatory Note, page 1

1. We see that you amended your Form 10-K because the certifications included in the Form 10-K previously filed included typographical errors referencing incorrect dates under each Section 302 Certification, and, incorrectly identifying the Annual Report on Form 10-K, the subject of the Section 906 Certification, as being for the year ended December 31, 2022. Please refile the amendment that includes the revised certifications alongside the entire Form 10-K, including audited financial statements. Reference Question 161.08 of the Compliance and Disclosure Interpretations for Exchange Act Rules dated August 25, 2023.

Response:  We respectfully acknowledge the Staff’s comment and on November 7, 2024, we filed Amendment No. 2 to the Form 10-K for the year ended December 31, 2023, with the entire Form 10-K, as filed with the Commission on April 1, 2024, including audited financial statements, and revised Section 302 and 906 Certifications to correct the typographical errors referencing the incorrect dates under the Section 302 Certifications, and the incorrect identification of the Form 10-K, the subject of the Section 906 Certification, as being for the year ended December 31, 2022.

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We thank you for your review of the foregoing. If you have further comments, please feel free to contact our counsel, Blake Baron, Esq., at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Colin James Deller
Colin James Deller
Chief Executive Officer